UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Oncogenex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

68230A 106
(CUSIP Number)

Tony Rautava (604) 895-7255
GrowthWorks Capital Ltd., 2600 – 1055 W. Georgia St., Vancouver, B.C., Canada V6E 3R5
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68230A 106	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. Working Opportunity Fund (EVCC) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 408,844 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 408,844 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 of 9 pages

CUSIP No. 68230A 106	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 408,844 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 408,844 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Schedule 13D

This Amendment No. 3 to Schedule 13D is being filed by Working Opportunity Fund (EVCC) Ltd. and Growth Works Capital Ltd.  amends and supplements the Schedule 13D, which was originally filed on September 2, 2008, as amended by Amendment No. 1 filed on December 23, 2008 and Amendment No. 2, filed on February 17, 2009.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”), of Oncogenex Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 1522 217 th  Place S.E., Bothell, WA 98021.

Item 2.  Identity and Background.

(a) This statement is being filed by: Working Opportunity Fund (EVCC) Ltd. (“WOF”) and GrowthWorks Capital Ltd. (“GrowthWorks”). WOF and GrowthWorks are referred to herein collectively as the “Reporting Persons”.

(b) – (c)  The address of the principal business office of the Reporting Persons is 2600 – 1055 W. Georgia St., Vancouver, B.C., Canada V6E 3R5.  The principal business of WOF is to make investments.  The principal business of GrowthWorks is investment management. To the knowledge of the Reporting Persons, based solely on information provided by persons listed on Schedule A,  the name, place of residence, present principal occupation or employment and citizenship of each director and executive officer of WOF and GrowthWorks are set forth in Schedule A, attached hereto and incorporated by reference.

(d)  During the five years prior to the date hereof, none of the Reporting Persons, nor to the knowledge of the Reporting Persons based solely on regulatory filings made by the persons listed on Schedule A, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the five years prior to the date hereof, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, based solely on regulatory filings made by the persons listed on Schedule A, any of the persons listed on Schedule A, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WOF is a corporation organized under the laws of the Province of British Columbia, Canada and GrowthWorks is a corporation organized under the laws of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

WOF is currently the record owner of 408,844 shares of Common Stock of the Issuer (the “Record Shares”).  Prior to August 21, 2008, WOF held shares of common stock of OncoGenex Technologies Inc. (“OncoGenex”).  Pursuant to that certain Arrangement Agreement dated as of May 27, 2008 (the “Arrangement Agreement”), by and between Sonus Pharmaceuticals, Inc. (“Sonus”) and OncoGenex, and providing for the business combination (the “Business Combination”) of Sonus and OncoGenex, the outstanding shares of OncoGenex were exchanged for shares of the Issuer.  The Business Combination became effective on August 21, 2008, and in connection therewith, Sonus changed its name to Oncogenex Pharmaceuticals, Inc. (the Issuer’s name).  Pursuant to the Arrangement Agreement and as a result of the Business Combination, on August 21, 2008, WOF, as a former shareholder of OncoGenex, received 315,021 shares of Common Stock of the Issuer.  The Arrangement Agreement also provided that, upon consummation of the Business Combination, certain shares of Common Stock of the Issuer, including 193,823 shares of Common Stock of the Issuer for the benefit of WOF (the “Escrowed Shares”), were placed into escrow to be released upon the achievement of certain milestones by the Issuer.  The Escrowed Shares were held in escrow pursuant to that certain Escrow Agreement dated as of August 21, 2008 by and among the Issuer, Computershare Trust Company of Canada, as escrow agent and WOF.  On August 21, 2008, the Issuer achieved one of these milestones and as a result, 48,456 shares of the Escrowed Shares were released to WOF.  On December 8, 2008, the remaining milestone was achieved.  On December 14, 2008, the remaining 145,367 Escrow Shares were released to WOF.

From August 12, 2009 until August 25, 2009, the Reporting Persons sold a total of 100,000 shares of the Issuer.

References to, and the descriptions of, the Arrangement Agreement and the Escrow Agreement are qualified in their entirety by reference to the full text of the Arrangement Agreement and the Escrow Agreement, which agreements are filed as Exhibit 7.02 and 7.03 hereto, and which are incorporated herein by reference.

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Item 4.  Purpose of Transaction.

(a) – (b)	WOF acquired the Record Shares as a result of the Business Combination.

References to, and descriptions of, the Arrangement Agreement and the Escrow Agreement, are qualified in their entirety by reference to the full text of such agreements, which agreements are filed as Exhibits 7.02 and 7.03 hereto and which are incorporated herein by reference.

(c)	Not applicable.

(d)
In connection with the Business Combination, the board of directors of the Issuer was increased from five to seven directors, two directors resigned and three new directors were appointed to the board, including Patrick R. Brady, Vice President, Investments, of GrowthWorks.

(e)	Other than as a result of the Business Combination, not applicable.

(f)	Other than as a result of the Business Combination, not applicable.

(g)	Other than as a result of the Business Combination, not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a)
WOF is the record owner of the Record Shares (i.e., 408,844 shares of Common Stock).  As the investment manager of WOF, GrowthWorks may be deemed to beneficially own the Record Shares.  Each of the Reporting Persons expressly disclaims beneficial ownership of the Record Shares, except any shares in which they have an actual pecuniary interest. Pat Brady holds options to purchase 25,260 shares of the Issuer's stock, which is held in trust for WOF. None of the individuals listed on Schedule A owns any shares of Common Stock of the Issuer.

The beneficial ownership of the Record Shares represent 7.2% of the Common Stock of the Issuer, which percentage is calculated based upon 6,027,631 shares of Common Stock reported to be outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2009, plus the options to purchase 25,260 shares held in trust for WOF.

(b)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Not applicable

(ii) shared power to vote or direct the vote:

WOF:  408,844 shares

GrowthWorks:  408,844 shares

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(iii) sole power to dispose or to direct the disposition:

Not applicable

(iv) shared power to dispose or to direct the disposition:

WOF:  408,844 shares

GrowthWorks:  408,844 shares

(c)	Other than as a result of the Business Combination, not applicable.

(d)	Not applicable.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D or as set forth in or contemplated by the Arrangement Agreement and the Escrow Agreement which are filed as Exhibits 7.02 and 7.03 hereto and which are incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangement, understandings or relationships among the persons named in Item 2 or set forth in Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01 – Agreement regarding filing joint Schedule 13D (Incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on September 2, 2008).

Exhibit 7.02 – Arrangement Agreement dated May 27, 2008 (Incorporated by reference to Exhibit 7.02 of the Schedule 13D filed by the Reporting Persons on September 2, 2008).

Exhibit 7.03 – Escrow Agreement dated August 21, 2008 (Incorporated by reference to Exhibit 7.03 of the Schedule 13D filed by the Reporting Persons on September 2, 2008).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2009

WORKING OPPORTUNITY FUND (EVCC) LTD. By: Clint Matthews, its Chief Financial Officer By: /s/ Clint Matthews
GROWTHWORKS CAPITAL LTD. By: David Levi, its Chief Executive Officer By: /s/ David Levi

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SCHEDULE “A”

Board of Directors and Officers of WOF

Name & Place of Residence	Office	Principal Occupation	Citizenship
Susan Alley, North Vancouver, BC	Director	Vice-President, Human Resources, Open Solutions Canada Inc.	Canadian
Raymond Castelli, Vancouver, BC	Director	Chief Executive Officer, Weatherhaven Corporate Partnership	Canadian
Jill Donaldson, Vancouver, BC	Secretary	Senior member, Irwin, White & Jennings law firm	Canadian
David Levi, Vancouver, BC	Director, President and CEO	President and Chief Executive Officer, GrowthWorks Capital Ltd.	Canadian
Dr. Julia G. Levy, Vancouver, BC	Director	Executive Chairman, Scientific Advisory Board, QLT Inc.	Canadian
Clint Matthews, Coquitlam, BC	CFO	Vice-President, Finance and Chief Financial Officer of GrowthWorks Capital Ltd.	Canadian
Lori Mayhew, Delta, BC	Director	Adjuster, Insurance Corporation of British Columbia; Secretary-Treasurer, Canadian Office and Professional Employees’ Union, Local 378	Canadian
Kenneth Neumann, Richmond, BC	Director	Director, United Steelworkers, District 3	Canadian
Cindy Oliver, Burnaby, BC	Director	President, Federation of Post-Secondary Educators of British Columbia	Canadian
Barry O’Neill, Ladysmith, BC	Director	President, British Columbia Division, Canadian Union of Public Employees	Canadian
Christopher Reid, Delta, BC	Director	Vice-President and General Manager of Motive Power, Plug Power Inc.	Canadian
Angela Schira, Richmond, BC	Director	Secretary-Treasurer, B.C. Federation of Labour	Canadian
Cindy Stewart, Vernon, BC	Chairperson and Director	Former President, Health Sciences Association, British Columbia (retired)	Canadian
Diane Wood, Burnaby, BC	Director	Former Secretary-Treasurer, B.C. Government and Service Employees’ Union (retired)	Canadian
Nikolas O. Worhaug, Surrey, BC	Director	Canadian Director, Hotel Employees and Restaurant Employees International Union	Canadian

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Board of Directors and Officers of GWC

Name and Place of Residence	Position with the GWC and Principal Occupation	Citizenship
Pat Brady, Vancouver, BC	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Richard Charlebois, Ottawa, Ontario	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Jim Charlton, Saltspring Island, BC	Senior Vice-President, Investments, British Columbia of GrowthWorks Capital Ltd.	Canadian
Carol Crow, North Vancouver, BC	Vice-President, Human Resources of GrowthWorks Capital Ltd.	Canadian
Rolf Dekleer Vancouver, BC	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Thomas J. Hayes, Halifax, NS	Vice-President, Atlantic Canada of GrowthWorks Capital Ltd. and President and CEO of GrowthWorks Atlantic Venture Fund Ltd. and GrowthWorks Atlantic Ltd.	Canadian
Alex Irwin, West Vancouver, BC	Chief Operating Officer of GrowthWorks Capital Ltd.	Canadian
Timothy Lee, Mississaugua, ON	Senior Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
David Levi, Vancouver, BC	President, CEO and Director of GrowthWorks Capital and its affiliates.	Canadian
Clint Matthews, Coquitlam, BC	Vice-President, Finance and Chief Financial Officer of GrowthWorks Capital Ltd.	Canadian
Murray Munro, Vancouver, BC	Senior Vice-President, National Sales, Marketing and Government Relations, of GrowthWorks Capital Ltd.	Canadian
Scott Pelton, Toronto, ON	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Joseph Regan, Mississaugua, ON	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Joseph Timlin, North Vancouver, BC	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Michael Cross Morrison, ON	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Robert Hall Burlington, ON	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Harold Heide Winnipeg, MB	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
John Proven Winnipeg, MB	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian

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